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                              December 8, 2023

       Jiang Hui
       Chief Executive Officer
       Hudson Acquisition I Corp.
       19 West 44th Street
       Suite 1001
       New York, NY 10036

                                                        Re: Hudson Acquisition
I Corp.
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Filed September 27,
2023
                                                            File No. 001-41532

       Dear Jiang Hui:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K filed September 27, 2023

       GENERAL

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, please revise your disclosure in future filings to include
disclosure that addresses how this fact could impact your ability to complete your initial
business combination. For instance, discuss the risk to investors that you may not be able to
complete an initial business combination with a U.S. target
                                                        company should the
transaction be subject to review by a U.S. government entity, such as the Committee on
Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose
that as a result, the pool of potential targets with which you could complete an initial
business combination may be limited. Further, disclose that the time necessary for
government review of the transaction or a decision to prohibit the transaction could
prevent you from completing an initial business combination and require you to liquidate.
Disclose the consequences of liquidation to investors, such as the losses of the investment
opportunity in a target company, any price appreciation in the combined
 Jiang Hui
Hudson Acquisition I Corp.
December 8, 2023
Page 2
         company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Peter McPhun at 202-551-3581 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameJiang Hui                                 Sincerely,
Comapany NameHudson Acquisition I Corp.
                                                            Division of
Corporation Finance
December 8, 2023 Page 2                                     Office of Real
Estate & Construction
FirstName LastName